SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

BLUEKNIGHT ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

09625U109

(CUSIP Number)

Stephanie Paré Sullivan

CB-Blueknight, LLC

200 Clarendon Street, Floor 54

Boston, MA 02116

(617) 619-5474

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 09625U109

1	Names of Reporting Persons CB-Blueknight, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (2)
14	Type of Reporting Person (See Instructions) OO (Other)

(1)	See Item 3 for additional information.
(2)	See Item 5 for additional information.

1	Names of Reporting Persons Charlesbank Equity Fund VII, Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0 (1)
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (2)
14	Type of Reporting Person (See Instructions) PN

(1)

CB-Blueknight, LLC (“Charlesbank”) is managed by Charlesbank Equity Fund VII, Limited Partnership (“Fund VII”). Accordingly, Fund VII may be deemed to share voting and dispositive power over the reported securities of Charlesbank; thus, Fund VII may also be deemed to be the beneficial owner of the reported securities of Charlesbank. Fund VII disclaims beneficial ownership of the reported securities of Charlesbank in excess of its pecuniary interest in the securities.

(2)	See Item 5 for additional information.

1	Names of Reporting Persons Charlesbank Equity Fund VII GP, Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0 (1)
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (2)
14	Type of Reporting Person (See Instructions) PN

(1)

Charlesbank is managed by Fund VII. Charlesbank Equity Fund VII GP, Limited Partnership (“Fund VII GP”) is the general partner of Fund VII. Accordingly, Fund VII GP may be deemed to share voting and dispositive power over the reported securities of Charlesbank; thus, Fund VII GP may also be deemed to be the beneficial owner of the reported securities of Charlesbank. Fund VII GP disclaims beneficial ownership of the reported securities of Charlesbank in excess of its pecuniary interest in the securities.

(2)	See Item 5 for additional information.

1	Names of Reporting Persons Charlesbank Capital Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0 (1)
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (2)
14	Type of Reporting Person (See Instructions) OO

(1)

Charlesbank is managed by Fund VII. Charlesbank Capital Partners, LLC (“Charlesbank Capital”) is the general partner of Fund VII GP, which is the general partner of Fund VII. Accordingly, Charlesbank Capital may be deemed to share voting and dispositive power over the reported securities of Charlesbank; thus, Charlesbank Capital may also be deemed to be the beneficial owner of the reported securities of Charlesbank. Charlesbank Capital disclaims beneficial ownership of the reported securities of Charlesbank in excess of its pecuniary interest in the securities.

(2)	See Item 5 for additional information.

Explanatory Note.

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D originally filed by CB-Blueknight, LLC (“Charlesbank”), Charlesbank Equity Fund VII, Limited Partnership (“Fund VII”), Charlesbank Equity Fund VII GP, Limited Partnership (“Fund VII GP”), and Charlesbank Capital Partners, LLC (“Charlesbank Capital”) (collectively, the “Reporting Persons”) on September 27, 2016, as amended on October 6, 2016 (as amended, the “Schedule 13D”), relating to common units representing limited partner interests (“Common Units”) in Blueknight Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The Reporting Persons held Series A preferred units representing limited partner interests (“Series A Preferred Units”) in the Issuer. Series A Preferred Units are convertible into Common Units on a one-for-one basis at the holder’s option, as set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Issuer, dated September 14, 2011 (the “Partnership Agreement”). Except as amended or supplemented by this Amendment, the Schedule 13D is unchanged.

Item 5. Interest in Securities of the Issuer.

This Item 5 shall be deemed to amend and restate Item 5 of the Schedule 13D.

(a)	The Reporting Persons no longer beneficially own any Common Units.

(b)	The Reporting Persons no longer beneficially own any Common Units.

(c)	On May 23, 2019, the Reporting Persons sold 2,488,789 Series A Preferred Units through brokerage transactions as follows:

Reporting Person	Date	Quantity	Price Per Unit
Charlesbank	May 23, 2019	2,488,789	$4.975

(d)	Not applicable.

(e)	On May 23, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Common Units.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2019

CB-BLUEKNIGHT, LLC

/s/ Stephanie Paré Sullivan
Name:	Stephanie Paré Sullivan
Title:	Secretary

CHARLESBANK EQUITY FUND VII, LIMITED PARTNERSHIP By: Charlesbank Equity Fund VII GP, Limited Partnership, its general partner By: Charlesbank Capital Partners, LLC, its general partner

/s/ Stephanie Paré Sullivan
Name:	Stephanie Paré Sullivan
Title:	General Counsel & Chief Operating Officer

CHARLESBANK EQUITY FUND VII GP, LIMITED PARTNERSHIP

By: Charlesbank Capital Partners, LLC, its general partner

/s/ Stephanie Paré Sullivan
Name:	Stephanie Paré Sullivan
Title:	General Counsel & Chief Operating Officer

CHARLESBANK CAPITAL PARTNERS, LLC

/s/ Stephanie Paré Sullivan
Name:	Stephanie Paré Sullivan
Title:	General Counsel & Chief Operating Officer